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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 11 TO
                                 SCHEDULE 14D-1

                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934


                              WYMAN-GORDON COMPANY
                            (Name of Subject Company)

                              WGC ACQUISITION CORP.

                            PRECISION CASTPARTS CORP.
                                    (Bidders)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)


                                   983085 10 1
                         (CUSIP Number of Common Stock)


                               William D. Larsson
                   Vice President and Chief Financial Officer
                            Precision Castparts Corp.
                        4650 SW Macadam Avenue, Suite 440
                             Portland, Oregon 97201
                                 (503) 417-4800


            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)


                                    Copy to:

                                  Ruth A. Beyer
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2600
                           Portland, Oregon 97204-1268
                                 (503) 294-9332


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         This Amendment No. 11 to Schedule 14D-1 further amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on May 21, 1999 by WGC Acquisition Corp., a Massachusetts corporation (the "Purchaser"), and Precision Castparts Corp., an Oregon corporation and the sole shareholder of the Purchaser ("PCC"), relating to the offer by the Purchaser to purchase all outstanding shares of common stock, $1.00 par value per share (collectively, the "Shares"), of Wyman-Gordon Company, a Massachusetts corporation (the "Company"), at a purchase price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

         Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 14D-1.

Item 6. Interests in Securities of the Subject Company

         Item 6 is hereby amended and supplemented by addition of the following information thereto:

         At midnight, New York City time on November 24, 1999, the Offer expired. A total of 35,744,595 Shares (including Shares tendered by guaranteed delivery) were tendered and accepted for payment, representing approximately 99% of the Shares outstanding.

Item 10. Additional Information.

         Item 10 is hereby amended by adding thereto the following:

         On November 25, 1999, PCC and the Company announced the successful completion of the Offer and PCC's intention to complete the acquisition of the Company within 60 days. The press release of PCC dated November 25, 1999, is incorporated herein by reference to Exhibit (a)(19) to the Schedule 14D-1.

Item 11. Material to be Filed as Exhibits.

         (a)(19) Press Release dated November 25, 1999.

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                                    Signature
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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 26, 1999




                               WGC ACQUISITION CORP.





                               By     WILLIAM D. LARSSON
                                      ------------------------------------------
                               Name:  William D. Larsson
                               Title: Vice President



                               PRECISION CASTPARTS CORP.



                               By     WILLIAM D. LARSSON
                                      ------------------------------------------
                               Name:  William D. Larsson
                               Title: Vice President and Chief Financial Officer


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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER        EXHIBIT
-------       -------

(a)(1)*       Offer to Purchase, dated May 21, 1999.

(a)(2)*       Letter of Transmittal.

(a)(3)* IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(4)*       Form of Summary Advertisement, dated May 21, 1999.

(a)(5)*       Form of Notice of Guaranteed Delivery.

(a)(6)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)* Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(8)*       Press Release, dated May 17, 1999.

(a)(9)*       Press Release, dated June 17, 1999.

(a)(10)*      Press Release, dated July 13, 1999.

(a)(11)*      Press Release, dated July 30, 1999.

(a)(12)*      Press Release, dated August 9, 1999

(a)(13)*      Press Release, dated August 20, 1999

(a)(14)*      Press Release, dated September 8, 1999

(a)(15)*      Press Release, dated October 1, 1999

(a)(16)*      Press Release, dated October 26, 1999

(a)(17)*      Press Release, dated November 1, 1999

(a)(18)*      Press Release, dated November 9, 1999

(a)(19)       Press Release, dated November 25, 1999

(b)* Commitment Letter dated as of May 14, 1999 among PCC, Bank of America National Trust and Savings Association and Banc of America Securities LLC (formerly known as Nationsbanc Montgomery Securities LLC).

(c)(1)* Agreement and Plan of Merger, dated May 17, 1999, among the Purchaser, PCC and the Company.

(c)(2)* Confidentiality and Standstill Agreement, dated March 26, 1999, between PCC and the Company.

(d)           Not applicable.

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(e)           Not applicable.

(f) The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.

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* Previously filed
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